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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 333-8426 and 22-27934

Anchor Lamina Inc.
(Registrant's name)

2590 Ouellette Avenue Windsor, Ontario Canada N8X 1L7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation  S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation  S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANCHOR LAMINA INC
(registrant)
Date:	October 27, 2004	By:	Jack C. Tough
Jack C. Tough Vice President and Chief Financial Officer

Item List

1.

Unaudited Consolidated Financial Statements for Fourth Quarter Ended August 31, 2004.

Report to Bondholders

For the fourth quarter ended August 31, 2004

October 26, 2004

Consolidated sales for the fourth quarter ended August 31, 2004 were $38.5 million, compared to $34.1 million in the same period of 2003.  All three operating divisions delivered fourth quarter sales that exceeded prior year.  Both Lamina Components and the European Segment had higher sales volume in the fourth quarter of 2004 compared to 2003, while the largest contributing factor to increased fourth quarter sales in the North American Die Set (NADS) division was higher steel prices.  The cost of steel in the NADS division increased approximately 106% from August 2003 to August 2004.  Most of this increase occurred after January 2004.  It is estimated that the steel price increase resulted in approximately $4.2 million of increased sales in the fourth quarter of 2004 over 2003.

Fourth quarter gross profit was $11.0 million, compared to $9.8 million in the fourth quarter of 2003.  Gross margin was 28.7%, compared to 28.8% in the fourth quarter of 2003.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the fourth quarter were $5.9 million, compared to $3.3 million in the same period last year.  The $2.6 million increase in EBITDA is attributed to an increase in gross profit of $1.2 million, an increase of $1.3 million in foreign exchange gains, and a decrease of $0.9 million in plant closure and related environmental expenses, partially offset by an increase of $0.9 million in selling and administrative expenses.

Fourth quarter net income was $1.7 million, $2.2 million higher than the net loss of $0.5 million in 2003.  The increase in EBITDA in 2004 of $2.6 million (as described above), the $0.1 million decrease in depreciation and amortization, and the $0.1 million decrease in interest on long-term debt were partially offset by a $0.4 million decrease in income tax benefits and a $0.2 million increase in other interest expense.

Consolidated 2004 sales were $147.5 million, compared to $147.3 million in 2003.  Increased sales in all segments totaling $9.5 million (NADS $7.2 million, Lamina $0.1 million, and the European Segment $2.2 million) were almost completely offset by the $8.1 million effect of the weakening of the US dollar against the Canadian dollar on US dollar denominated sales.  The increase in NADS sales was due to steel price increases which more than offset the reduction in volume in NADS 2004 sales.

Consolidated 2004 gross profit was $42.8 million, compared to $42.3 million in 2003.  Gross margin for the year ended August 31, 2004 was 29.0% compared to 28.7% for the same period in 2003.

Consolidated 2004 EBITDA was $20.0 million, compared to $23.9 million for the same period in 2003.  The decrease of $3.9 million is partially due to an increase in selling and administrative expenses of $1.0 million and a lower gain on foreign exchange of $0.3 million, partially offset by an increase of $0.4 million in gross profit.   Other items contributing to the 2003 EBITDA that did not occur, or did not occur to the same extent, in 2004 include the gain on early extinguishment of debt of $4.7 million, loss on sale of European operations of $0.4 million, plant closure and related environmental costs of $1.1 million and the write off of deferred financing fees of $0.2 million, all netting to $3.0 million.

Net income for 2004 was $1.5 million, compared to a net income of $4.9 million in 2003.  The variance was primarily due to the factors discussed above (reduced EBITDA of $3.9 million), a $1.9 million increase in depreciation and amortization expense in 2004 offset by lower interest costs ($1.1 million) and a lower tax provision ($1.3 million).  Depreciation and amortization were larger because of the decision to reduce the estimated useful service life of production equipment effective June 1, 2003.  Lower interest cost was primarily due to the effect of the weakening US dollar on US dollar denominated debt, principal repayments of term loans, and lower revolver borrowings throughout the 2004 fiscal year.

Ongoing environmental testing at the Cheshire, CT site has discovered previously unknown areas of contamination.  Further testing and analysis has indicated that these new areas of contamination are not currently anticipated to add to the current estimate of cost to remediate the site (refer to note 2 in the financial statements).

Management of the Company uses the measure Adjusted EBITDA (as disclosed in note 10 to the consolidated financial statements) to monitor and evaluate operational performance of the Company and its operating segments. Adjusted EBITDA is also presented as it is commonly used by certain investors to analyze and compare operating performance and to determine a company's ability to service and/or incur debt.  Therefore, under Canadian generally accepted accounting principles, the Company discloses in note 10 to the consolidated financial statements Adjusted EBITDA by operating segment.  However, Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

Some of the statements in this report are forward-looking statements, including statements regarding our future performance, the accuracy of which is necessarily subject to risks and uncertainties. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its management or officers, including statements preceded by, followed by or including forward-looking terminology such as "may", "will", "should", "believe", "expect", "anticipate", "estimate", "continue", "predict", or similar expressions, with respect to various matters.

It is important to note that the Company's actual results could differ materially from those anticipated from the forward-looking statements depending on various important factors.  These important factors include potential disruption in the Company's supply of steel, potential increases in steel prices, the Company's dependence on the automotive industry, exchange rate fluctuations, the Company's substantial leverage, operating and financial restrictions under the Company's debt agreements, potential environmental liabilities, the potential development of alternative technologies to form metal and plastic parts, substantial competition in the die set industry, the adverse effects of a change in control of the Company, and the risks and uncertainties described in the Company's Annual Report on Form 20-F for the year ended August 31, 2003.

All forward-looking statements in this report are based on information available to the Company on the date of this report.  The Company does not undertake to update any forward-looking statements that may be made by it or on its behalf in this report or otherwise.

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In Thousands of Canadian Dollars)

	Three Months Ended		Twelve Months Ended
	August 31		August 31
	2004	2003	2004	2003

SALES	$38,455	$34,124	$147,482	$147,320

Cost of goods sold	27,429	24,307	104,721	104,995

GROSS PROFIT	11,026	9,817	42,761	42,325

Selling and administrative expenses	6,145	5,290	23,883	22,821
Loss on disposal of capital assets	148	39	176	206
Plant closure and related environmental expenses (note 2)	50	986	50	1,137
Gain on early extinguishment of debt (note 3)	-	81	-	(4,734)
Write-off of deferred financing fees (note 3)	-	-	-	166
(Gain) loss on foreign exchange	(1,223)	114	(1,329)	(1,601)
Loss on sale of European operations (note 4)	-	-	-	383
	5,120	6,510	22,780	18,378
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND	5,906	3,307	19,981	23,947
AMORTIZATION

Depreciation and amortization	2,404	2,541	10,367	8,463
Interest on long-term debt	1,737	1,866	6,997	8,129
Other interest	177	(36)	792	812
	4,318	4,371	18,156	17,404

INCOME (LOSS) BEFORE INCOME TAXES	1,588	(1,064)	1,825	6,543

INCOME TAXES	(146)	(602)	292	1,601

NET INCOME (LOSS)	$1,734	$(462)	$1,533	$4,942

(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(In Thousands of Canadian Dollars)

	Three Months Ended		Twelve Months Ended
	August 31		August 31
	2004	2003	2004	2003

DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	$(69,703)	$(69,040)	$(69,502)	$(9,824)

Change in accounting policy (note 6)	-	-	-	(608)

DEFICIT, BEGINNING OF PERIOD AS RESTATED	(69,703)	(69,040)	(69,502)	(10,432)

Change in accounting policy (note 7)	-	-	-	(64,012)

Net income (loss)	1,734	(462)	1,533	4,942

DEFICIT, END OF PERIOD	$(67,969)	$(69,502)	$(67,969)	$(69,502)

(See accompanying notes)

ANCHOR LAMINA INC.
CONSOLIDATED BALANCE SHEETS
(In Thousands of Canadian Dollars)

	August 31	August 31
	2004	2003
CURRENT ASSETS
Accounts receivable	$24,358	$25,664
Loans receivable - shareholders	35	35
Inventories	15,368	12,828
Prepaid expenses	932	1,002
	40,693	39,529

LOANS RECEIVABLE - SHAREHOLDERS	23	23
CAPITAL ASSETS	84,525	90,133
DEFERRED FINANCING FEES	1,677	2,622
	$126,918	$132,307
CURRENT LIABILITIES
Bank indebtedness	3,350	7,379
Accounts payable	8,626	7,102
Accrued liabilities	9,016	8,862
Income taxes payable	111	526
Current portion of long-term debt	2,516	1,648
	23,619	25,517

LONG TERM DEBT	68,501	74,674
FUTURE INCOME TAXES	2,711	2,614

CONTINGENCIES (Note 5)

SHAREHOLDERS' EQUITY
Share capital	90,658	90,658
Contributed surplus	2,424	2,424
Deficit	(67,969)	(69,502)
Cumulative translation adjustments	6,974	5,922
	32,087	29,502
	$126,918	$132,307

(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of Canadian Dollars)

	Three Months Ended		Twelve Months Ended
	August 31		August 31
	2004	2003	2004	2003
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING
ACTITIVITIES:
OPERATING
Net income (loss)	$1,734	$(462)	$1,533	$4,942
Adjustments for:
Depreciation and amortization	2,404	2,541	10,367	8,463
Loss on disposal of capital assets	148	39	176	206
Gain on early extinguishment of debt (note 3)	-	81	-	(4,734)
Write-off of deferred financing fees (note 3)	-	-	-	166
Loss on sale of European operations (note 4)	-	-	-	383
Unrealized exchange (gain) loss on long-term debt	(607)	186	(889)	(2,281)
Future income taxes	(330)	(212)	(78)	1,851
	3,349	2,173	11,109	8,996
Net change in non-cash working capital	1,033	(386)	(470)	312
	4,382	1,787	10,639	9,308
INVESTING
Purchase of capital assets	(1,361)	(2,193)	(5,013)	(3,552)
Proceeds on disposal of capital assets	16	43	39	152
Repayment of loans receivable - sale of European operations (note 4)	-	-	-	7,315
	(1,345)	(2,150)	(4,974)	3,915
FINANCING
(Decrease) increase in bank indebtedness	(2,916)	727	(4,029)	(7,526)
Long-term debt incurred	-	-	-	5,120
Repayment of long-term debt	(121)	(168)	(1,633)	(8,887)
Repurchase of share capital for cancellation	-	-	-	(193)
Deferred financing fees	-	(196)	(3)	(1,737)
	(3,037)	363	(5,665)	(13,223)
CHANGE IN CASH AND CASH EQUIVALENTS	-	-	-	-
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	-	-	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$-	$-	$-	$-

(See accompanying notes)

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands of Canadian Dollars)

(1) Accounting Policies

The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods as were used in the August 31, 2003 annual financial statements, except for the following: On September 1, 2003, the Company adopted the CICA Handbook section 3063, "Impairment of long-lived assets" which requires that an impairment loss on long-lived assets to be held and used be recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value. The adoption of this recommendation had no impact on the results of operations for the year ended August 31, 2004.

(2) Cheshire Facility

During the year ended August 31, 2004, the Company expensed $50 (2003 - $993) for estimated remediation costs and professional fees for the removal of certain metals and chemical contamination at its Cheshire, Connecticut facility (see Note 5). During the year ended August 31, 2000, the Company closed its Cheshire, Connecticut die set manufacturing facility and terminated or relocated all employees of the closed facility. An additional provision for employee benefits of $144 was recorded in 2003.

(3) Subordinated Notes

During the year ended August 31, 2003, the Company repurchased $8,453 ($5,600 U.S.) of its subordinated notes payable for $3,719 ($2,452 U.S.). This resulted in a gain on early extinguishment of debt of $4,568. This gain is net of deferred financing fees of $166 incurred in connection with the original issuance of the repurchased notes that have been written off.

(4) Disposal of Operations

Effective May 31, 2001 the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic. The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E. The Company maintains ownership of the Chemnitz, Germany steel plate and die set facilities and operations. In 2003 the Company received $7,315 (Euro 4,568) as full and final settlement of the balance of payment due from the purchaser which resulted in an additional loss on sale of the European operations of $383 (Euro 241).

(5) Contingencies

Certain metals and chemical contamination has been found at one of the Company's former die set manufacturing facilities located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded an accrued liability of $2,440 (August 31, 2003 - $2,566) to pay for estimated remediation costs and professional fees. The liability is based on reports from environmental consulting firms.

From time to time, as is common in the industry, the Company is the subject of litigation. In the opinion of management, any litigation outstanding, if successful, would not have a material impact on the financial statements.

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

(6) Foreign Currency Translation

In December 2001, the CICA amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

The amendment requires companies to record exchange gains or losses in earnings in the current reporting period and to separately disclose exchange gains and losses. Any change necessary to apply the new requirements is required to be recognized retroactively and disclosed as a change in accounting policy with restatement of comparative figures.

The Company adopted the new requirements on September 1, 2002 and the financial statements of prior periods have been restated to reflect the effects of this change in accounting policy. Upon adoption of the new requirements, the Company ceased amortization of the deferred foreign exchange loss arising from the translation of U.S. denominated subordinated notes payable with a net book value of $875 at August 31, 2002.

As a result of adopting the change in accounting policy, the September 1, 2002 deficit was increased by $608 ($875 less future income taxes of $267).

(7) Goodwill and Other Intangible Assets

In September 2001, the CICA issued Handbook section 3062, Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price paid over the fair value of net identifiable assets acquired.

This pronouncement significantly changes the accounting for goodwill and intangible assets and states that goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of the pronouncement apply to goodwill and intangible assets acquired prior to July 1, 2001. Companies are required to adopt the pronouncement in their fiscal year beginning after January 1, 2002.

The Company adopted CICA Handbook section 3062 on September 1, 2002. Upon adoption of this pronouncement, the Company ceased amortization of goodwill with a net carrying amount of $64,012 and annual amortization of approximately $4,344. Goodwill is written down when there has been a permanent impairment in the value of the goodwill. A permanent impairment in goodwill is determined by comparing the fair value of each reporting unit to the value of its other assets and goodwill.

Based on management's evaluation under the transitional impairment test in this new pronouncement, the Company recorded a non-cash charge of $64,012 to write-off the net carrying amount of the Company's goodwill in the first quarter of fiscal 2003.

The impairment loss has been recognized as the effect of a change in accounting policy and charged to the September 1, 2002 deficit without restatement of comparative figures.

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

 (In Thousands of Canadian Dollars)

(8) Senior credit facility

At August 31, 2004, the Company had available a revolving credit facility to the lesser of $30,000 and an amount calculated under the terms of the senior lending loan and security agreement, known as the borrowing base of $22,101. At August 31, 2004, the Company had borrowed $8,387 (2003 - $8,432) under this facility.

At August 31, 2004, the Company had an unused term facility of $12,325 available for certain restricted purposes. The amount available under this facility declines by $535 per quarter.

All term loans and credit facilities expire on November 14, 2005.

Under the terms of the senior loan and security agreement, the Company is required to make accelerated repayments on the outstanding term loans based on a calculation known as excess cash flow. Based on 2004 results, the excess cash flow calculation will require the Company to make additional principal repayments of approximately $2,396 by December 5, 2004.

(9) Stock-based compensation

The Company recognized no expense related to the options, as there was no intrinsic value at the date of the grant. If the expense for share option grants had been determined based on the fair value at the grant dates for options vested in 2004 consistent with the method prescribed by CICA Handbook section 3870, Stock-based compensation and other stock-based payments, the Company's net income (loss) would have been adjusted to the pro forma amounts indicated below:

	Three Months Ended		Twelve Months Ended
	August 31		August 31
	2004	2003	2004	2003

Net income (loss) as reported	$1,734	$(462)	$1,533	$4,942
Deduct stock-based compensation (net of income tax)	6	-	12	-
Pro forma net income (loss)	$1,728	$(462)	$1,521	$4,942

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

   (10) Segmented Information

The Company conducts its operations through three principal operating segments: North American Die Set, Lamina Components, and Anchor Lamina GmbH in Europe. The following tables set forth information about segment revenue and earnings before interest, income taxes, depreciation and amortization, loss on disposal of capital assets, plant closure and related environmental expenses, gain on early extinguishment of debt, write-off of deferred finance fees, (gain) loss on foreign exchange, and loss on sale of European operations (Adjusted EBITDA).

Three months ended August 31, 2004
	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total
Revenue from external customers	26,957	9,989	3,664	(2,155)	$38,455
Segment Adjusted EBITDA	3,086	1,596	199		$4,881

Three months ended August 31, 2003
	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total
Revenue from external customers	23,005	9,922	3,525	(2,328)	$34,124
Segment Adjusted EBITDA	2,711	1,242	574		$4,527

Twelve months ended August 31, 2004
	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total
Revenue from external customers	102,709	37,861	16,098	(9,186)	$147,482
Segment Adjusted EBITDA	11,540	5,278	2,060		$18,878

Twelve months ended August 31, 2003
	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total
Revenue from external customers	101,904	42,738	13,683	(11,005)	$147,320
Segment Adjusted EBITDA	11,827	5,596	2,081	-	$19,504

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (In Thousands of Canadian Dollars)

(10) Segmented Information (continued)

Reconciliation of total reportable operating segment Adjusted EBITDA to the Company's consolidated income before income taxes is as follows:

	Three Months Ended		Twelve Months Ended
	August 31		August 31
	2004	2003	2004	2003

Total Adjusted EBITDA for reportable segments	$4,881	$4,527	$18,878	$19,504
Depreciation and amortization	(2,404)	(2,541)	(10,367)	(8,463)
Loss on disposal of capital assets	(148)	(39)	(176)	(206)
Interest on long term debt	(1,737)	(1,866)	(6,997)	(8,129)
Other interest	(177)	36	(792)	(812)
Plant closure and related environmental expenses (note 2)	(50)	(986)	(50)	(1,137)
Gain on early extinguishment of debt (note 3)	-	(81)	-	4,734
Write-off of deferred financing fees (note 3)	-	-	-	(166)
Gain (loss) on foreign exchange (note 6)	1,223	(114)	1,329	1,601
Loss on sale of European operations (note 4)	-	-	-	(383)
Total consolidated income (loss) before income taxes	$1,588	$(1,064)	$1,825	$6,543